EXHIBIT 99.1

THOMSON REUTERS CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations through the eyes of our management. We recommend that you read this in conjunction with our interim financial statements for the three and nine months ended September 30, 2011, our 2010 annual financial statements and our 2010 annual management’s discussion and analysis. We have organized our management’s discussion and analysis in the following key sections:

•	Overview – a brief discussion of our business;

•	Results of Operations – a comparison of our current and prior period results;

•	Liquidity and Capital Resources – a discussion of our cash flow and debt;

•	Outlook – our current business and financial outlook for 2011;

•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others;

•	Subsequent Events – a discussion of material events occurring after September 30, 2011 and through the date of this management’s discussion and analysis;

•	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements;

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies;

•	Additional Information – other required disclosures; and

•	Appendices – supplemental information and discussion.

References in this discussion to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

This management's discussion and analysis also contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

•	General economic conditions and market trends and their anticipated effects on our business;

•	Our 2011 financial outlook and our performance in 2012 and 2013;

•	Anticipated effects of the elimination of our divisional structure and Markets division realignment;

•	Investments that we have made and plan to make and the timing for businesses that we expect to sell;

•	Anticipated cost savings to be realized from our integration and legacy savings programs; and

•	Our liquidity and capital resources available to us to fund our ongoing operations, investments and returns to shareholders.

For additional information related to forward-looking statements and material risks associated with them, please see the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

This management’s discussion and analysis is dated as of October 31, 2011.

OVERVIEW

KEY HIGHLIGHTS

Our third quarter results reflected the strong growth of the Professional division and margin improvement for the company.

•
5% growth, before currency, in revenues from ongoing businesses (1) was led by a 10% increase from the Professional division. Markets division revenue growth was 1%. Acquisitions contributed to revenue growth; and

•
Adjusted EBITDA and underlying operating profit margins (1) increased 360 basis points and 80 basis points, respectively, due to flow through from higher revenues and integration savings. Adjusted EBITDA also benefited from lower integration spending.

We made a number of strategic, product and organizational changes during the third quarter that are intended to drive growth and enable greater collaboration across our company.

•
In the Markets division, we de-layered the organization for greater agility and lower costs, re-aligned the sales force with markets, customers and products and reset our product strategy to drive growth of Thomson Reuters Eikon and Thomson Reuters Elektron; and

•
Our Markets and Professional division structure will be replaced with a set of strategic business units. We named James C. Smith to the newly created role of chief operating officer and announced that Stephane Bello will replace Robert D. Daleo as chief financial officer in 2012.

Share repurchases – We repurchased approximately $325 million of our common shares through October 31, 2011. Together with dividends paid, we have returned over $1.0 billion to shareholders thus far in 2011.

Integration program – We continued to make good progress in the final year of our Reuters integration program and we achieved run-rate savings of $1.6 billion at September 30, 2011. We expect to achieve our aggregate run-rate savings target (including legacy efficiency programs) of $1.7 billion by the end of this year.

We recently reaffirmed our 2011 business outlook that we originally communicated in February. Additional information is provided in the “Outlook” section of this management’s discussion and analysis. We expect the benefit of the strategic, product and organizational changes initiated in the third quarter to address those parts of our current Markets division that are not performing up to our expectations and that these changes will improve sales performance in 2012 and benefit 2013 revenue growth.

OUR BUSINESS AND STRATEGY

Who we are and what we do – We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. Through over 55,000 people in over 100 countries, we deliver this must-have insight to the financial, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization.

How we make money – We serve a wide variety of customers with a single, tested business model. We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets. Within each of the markets we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

Our operational structure — We are organized in two divisions:

•	Professional, which consists of our legal, tax and accounting, intellectual property and science businesses; and

•	Markets, which consists of our financial and media businesses.

In the second quarter of 2011, we announced that we intend to sell our healthcare business and we realigned the structure of our Professional division.

•
A new Intellectual Property & Science segment was formed, including the intellectual property business, formerly reported within the Legal segment, and the science business, formerly reported within the Healthcare & Science segment. The new segment is a provider of content, technology and services to governments, academia, corporations and law firms that enable the discovery, development and delivery of innovations across the world; and

•	The Paisley business was moved from the Tax & Accounting segment to the Legal segment.

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

In September 2011, we announced that we will disband our two divisions and transition to a set of focused business units, in conjunction with the creation of a new chief operating officer role. The current divisional and segment reporting structure will be maintained for the remainder of 2011, while the new management structure is put into place. The divisional structure served us well during the Reuters integration. However, we expect the new structure will drive simplicity, performance, accountability and collaboration across the company, enabling us to better leverage our scale, achieve efficiencies and exploit growth opportunities which cross our business units. James C. Smith, previously chief executive officer of the Professional division, now serves as chief operating officer of Thomson Reuters. In addition, Stephane Bello, currently chief financial officer of the Professional division, will succeed Robert D. Daleo as chief financial officer of Thomson Reuters, effective January 1, 2012. Mr. Daleo will then serve as vice chairman of our company until his expected retirement in July 2012.

Markets division realignment update — A number of operational and organizational changes were made during the third quarter that are intended to drive growth and capture operating efficiencies. Specifically, we took the following actions:

•
We appointed key management for a new three unit structure: Financial Professionals & Marketplaces (FP&M), Enterprise Solutions and Media. This structure is aligned with our two platform strategy for the financial services industry – Thomson Reuters Eikon for FP&M and Thomson Reuters Elektron for Enterprise Solutions;

•	We realigned the sales force with markets, customers and products, organizing resources around global accounts, regional firms and emerging markets; and

•
We reprioritized our product strategy. Specifically, we are leveraging the capabilities of the entire financial business in developing, marketing and selling Thomson Reuters Eikon, which is now being sold as part of an integrated product line alongside Thomson Reuters Elektron. Thomson Reuters Eikon remains our flagship desktop offering.

SEASONALITY

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs, excluding integration programs expenses, are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

INTEGRATION PROGRAMS

In 2011, we expect to complete the integration program we commenced in 2008 as a result of the Reuters acquisition. The major initiatives associated with the program relate to:

•	Realizing cost synergies through headcount reductions;

•	Retiring legacy products and systems;

•	Consolidating data centers;

•	Rolling out new strategic products; and

•	Capturing revenue synergies.

The following chart summarizes the run-rate savings that we have achieved and the annual savings (including legacy efficiency programs) that we expect to achieve by completion of the program at the end of this year, as well as the actual and projected costs to achieve these savings levels.

($ millions)	Run-rate savings and One-time expenses

* Total costs exclude $68 million of Reuters transaction-related expenses incurred in 2008.

As of September 30, 2011, we had achieved run-rate savings of $1.6 billion, which represents an increase of $65 million since June 30, 2011.

USE OF NON-IFRS FINANCIAL MEASURES

In addition to our results reported in accordance with International Financial Reporting Standards (IFRS), we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. These non-IFRS measures include:

•	Revenues from ongoing businesses;

•	Revenues at constant currency (before currency or revenues excluding the effects of foreign currency);

•	Underlying operating profit and underlying operating profit margin;

•	Adjusted EBITDA and adjusted EBITDA margin;

•	Adjusted earnings and adjusted earnings per share from continuing operations;

•	Net debt;

•	Free cash flow; and

•	Underlying free cash flow.

We have historically reported non-IFRS financial measures as we believe their use provides more insight into our performance. Please see Appendix A for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Non-IFRS financial measures are unaudited. See the sections entitled “Results of Operations”, “Liquidity and Capital Resources” and Appendix B for reconciliations of these non-IFRS measures to the most directly comparable IFRS measures.

RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Within this management’s discussion and analysis, we discuss our results of operations on various bases, all of which exclude discontinued operations and include the performance of acquired businesses from the date of their purchase.

Consolidated results

We discuss our consolidated results from continuing operations as reported in our income statement. Additionally, we discuss our consolidated results on a non-IFRS basis which, among other adjustments, excludes “Other businesses”, which is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

Segment results

We changed our segment reporting in the second quarter of 2011, while maintaining our divisional structure (Professional and Markets). We reclassified prior period amounts to reflect the current presentation. We discuss the results of our four reportable segments as presented in our financial statements: Legal, Tax & Accounting, Intellectual Property & Science (which collectively comprise the Professional division) and the Markets division (which consists of our financial and media businesses). We also provide information on “Other businesses” and Corporate expenses. Other businesses do not qualify as a component of our four reportable segments, nor as a separate reportable segment. Corporate expenses are comprised of corporate functions and certain share-based compensation costs.

See note 3 of our interim consolidated financial statements for the three and nine months ended September 30, 2011 for a reconciliation of results from our reportable segments to consolidated results as reported in our income statement.

In analyzing our revenues from ongoing businesses, at both the consolidated and segment levels, we separately measure the effect of foreign currency. We measure the performance of existing businesses and the impact of acquired businesses on a constant currency basis.

CONSOLIDATED RESULTS

The following table provides a summary of our results for the periods indicated:

	Three months ended September 30,				Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2011	2010	Change		2011	2010	Change
IFRS Financial Measures
Revenues	3,453	3,256	6%		10,230	9,612	6%
Operating profit	659	356	85%		1,888	1,112	70%
Diluted earnings per share	$0.44	$0.32	38%		$1.41	$0.82	72%

Non-IFRS Financial Measures
Revenues from ongoing businesses	3,258	3,030	8%		9,561	8,907	7%
Adjusted EBITDA	940	767	23%		2,548	2,167	18%
Adjusted EBITDA margin	28.9%	25.3%	360	bp	26.6%	24.3%	230	bp
Underlying operating profit	717	642	12%		1,922	1,745	10%
Underlying operating profit margin	22.0%	21.2%	80	bp	20.1%	19.6%	50	bp
Adjusted earnings per share from continuing operations	$0.56	$0.45	24%		$1.44	$1.19	21%
bp= basis points.

Foreign currency effects. With respect to the average foreign exchange rates we use to report our results, the U.S. dollar weakened against the Euro, British pound sterling, Japanese yen and other major currencies in the third quarter of 2011 compared to the same period in 2010. Given our currency mix of revenues and expenses around the world, these fluctuations had a positive impact on our revenues in U.S. dollars, but a slightly unfavorable impact on underlying operating profit margin. Foreign currency also had a positive impact on revenues in nine-month period and a slightly favorable impact on underlying operating profit margin.

Revenues. The following table provides information about our revenues:

	Three months ended September 30,		Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	3,258	3,030	2%	3%	5%	3%	8%
Other businesses	195	226	n/m	n/m	n/m	n/m	n/m
Revenues	3,453	3,256	n/m	n/m	n/m	n/m	6%

	Nine months ended September 30,		Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	9,561	8,907	2%	2%	4%	3%	7%
Other businesses	669	705	n/m	n/m	n/m	n/m	n/m
Revenues	10,230	9,612	n/m	n/m	n/m	n/m	6%

n/m = not meaningful.

Revenues from ongoing businesses increased on a constant currency basis driven by contributions from our Professional division, which increased 10% and 9% in the three and nine-month periods, respectively, and from our Markets division’s Enterprise business, which increased 8% and 10% over the same periods. Overall, the Markets division’s revenues increased 1% and 2% on a constant currency basis in the three and nine-month periods, respectively. Acquisitions contributed to revenue growth in each period.

The following chart illustrates the diversity of our business across customer groups:

Revenues from ongoing businesses
Nine months ended September 30, 2011

Significant parts of our business have performed well, with 80% of our portfolio recording revenue growth and nearly 50% growing more than 5% in the nine months ended September 30, 2011. These results reflected the benefits of our prior investments in growth initiatives and acquisitions as well as improved legal services markets. The diversity in our portfolio has enabled our faster growing businesses such as Enterprise, Fixed Income & Tradeweb, Tax & Accounting, IP & Science and our Legal businesses, to compensate for weaker performance from our desktop-related businesses serving the financial services industry.

Looking ahead to the remainder of this year and to 2012, our Professional businesses as well as our Enterprise and Trading Marketplaces units in the Markets division should continue to perform well and support overall company results. We are also confident that the strength of our franchises, as well as the strategic, product and organizational changes we are making to those parts of the Markets division that are not performing up to our expectations, will improve sales performance in 2012 and benefit 2013 revenue growth.

Operating profit, underlying operating profit and adjusted EBITDA. The following table provides information about our operating profit and our related non-IFRS financial measures, underlying operating profit and adjusted EBITDA:

	Three months ended September 30,				Nine months ended September 30,
(millions of U.S. dollars)	2011	2010	Change		2011	2010	Change
Operating profit	659	356	85%		1,888	1,112	70%
Adjustments:
Amortization of other identifiable intangible assets	152	138			446	399
Integration programs expenses	39	103			151	290
Fair value adjustments	(102)	102			(112)	75
Other operating losses (gains), net	17	(18)			(302)	15
Operating profit from other businesses	(48)	(39)			(149)	(146)
Underlying operating profit	717	642	12%		1,922	1,745	10%
Adjustments:
Integration programs expenses	(39)	(103)			(151)	(290)
Depreciation and amortization of computer software (excluding Other businesses)	262	228			777	712
Adjusted EBITDA (1)	940	767	23%		2,548	2,167	18%

Underlying operating profit margin	22.0%	21.2%	80	bp	20.1%	19.6%	50	bp
Adjusted EBITDA margin	28.9%	25.3%	360	bp	26.6%	24.3%	230	bp

(1)	See Appendix B for a reconciliation of earnings from continuing operations to adjusted EBITDA.

bp = basis points.

Operating profit increased in both periods due to higher revenues, savings from efficiency and integration initiatives, lower integration programs expenses and favorable foreign currency and fair value adjustments. In addition, the nine months ended September 30, 2011 included gains from the sale of our BARBRI legal education business and Scandinavian legal, tax and accounting business.

Underlying operating profit, which removes the impact of gains and losses, integration programs expenses and fair value adjustments, increased due to higher revenues, savings from efficiency and integration initiatives and favorable foreign currency. These factors more than offset the dilutive effects of recent acquisitions. Operating profit margin included a 10 basis points unfavorable impact from foreign currency in the three-month period and a 10 basis points favorable impact in the nine-month period. Adjusted EBITDA and the related margin, which include integration program expenses, also benefited from lower integration programs expenses in both periods.

Operating expenses. The following table provides information about our operating expenses:

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2011	2010	Change	2011	2010	Change
Operating expenses	2,363	2,533	(7%)	7,393	7,322	1%
Remove:
Fair value adjustments (1)	102	(102)		112	(75)
Other businesses	(147)	(168)		(492)	(507)
Operating expenses, excluding fair value adjustments and Other businesses	2,318	2,263	2%	7,013	6,740	4%

(1)
Fair value adjustments primarily represent non-cash accounting adjustments from the revaluation of embedded foreign exchange derivatives within certain customer contracts due to fluctuations in foreign exchange rates and mark-to-market adjustments from certain share-based awards.

Operating expenses (excluding fair value adjustments and Other businesses) increased in both periods due to unfavorable foreign currency and higher staff costs. Staff costs, which include salaries, bonuses, commissions, benefits, payroll taxes and share-based compensation, increased 3% and 5% (before currency), in the three and nine-month periods, respectively. Staff costs comprised approximately 54% of operating expenses (excluding fair value adjustments and Other businesses) in the three and nine-month periods of 2011, and 52% in both prior year periods.

Other highlights included the following:

•	Savings generated from tight cost controls, efficiency and integration initiatives mitigated increases associated with recent acquisitions, growth investments and organizational realignment charges;

•	Integration programs expenses declined as these initiatives are expected to be completed in 2011; and

•
Lower costs associated with a decrease in recoveries revenues (which are low-margin revenues we collect and pass through to a third party provider, such as stock exchange fees) were recorded in our Markets division.

Depreciation and amortization.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2011	2010	Change	2011	2010	Change
Depreciation	107	104	3%	324	347	(7%)
Amortization of computer software	155	143	8%	481	417	15%
Amortization of other identifiable intangible assets	152	138	10%	446	399	12%

•
Depreciation. In both 2011 periods, depreciation expense reflected capital expenditures associated with our technology investments. Depreciation expense decreased in the nine-month period as certain assets acquired in the Reuters acquisition became fully depreciated.

•
Amortization of computer software. In the three-month period, expense increased reflecting higher amortization attributable to investments in products launched in 2010 such as Thomson Reuters Eikon and assets of newly-acquired businesses. The nine-month period also reflected increases related to our launch of WestlawNext earlier in 2010.

•
Amortization of other identifiable intangible assets. The increases were due to amortization from newly-acquired assets, which more than offset decreases from the completion of amortization for certain identifiable intangible assets acquired in previous years.

In addition to the factors described above, both periods in 2011 benefited from lower expense as we ceased depreciation and amortization of assets relating to businesses sold or held for sale upon our decision to exit those businesses.

Other operating (losses) gains, net.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2011	2010	2011	2010
Other operating (losses) gains, net	(17)	18	302	(15)

The nine months ended September 30, 2011 included approximately:

•	$389 million of net gains on disposals of businesses and investments, primarily from the sale of the BARBRI legal education business and Scandinavian legal, tax and accounting business;

•	$55 million of asset impairment charges and disposal-related expenses associated with businesses held for sale;

•	$37 million gain from the revaluation of contingent consideration associated with a prior acquisition; and

•	$23 million in acquisition-related costs.

Additionally, losses of $27 million and $61 million were recorded in the three and nine months ended September 30, 2011, respectively, in connection with the termination of an information technology (“IT”) outsourcing agreement. Earlier this year, we reached agreement with a vendor to terminate an IT outsourcing agreement, which had been signed by Reuters prior to the acquisition of that business. We and the vendor mutually terminated the agreement as the vendor was unable to provide certain services. We are in the process of transitioning these technology support services into existing in-house operations. For the full year, we expect to record total charges of approximately $85 million relating to this termination. The net charges represent payments that were made to the vendor in prior periods for which we will receive no future value, net of amounts that are payable by us and the vendor in connection with the termination and subsequent transition. The majority of the net charges will be non-cash and must be amortized over the transition period of the contract.

The three and nine months ended September 30, 2010 included gains from the sale of certain investments previously classified as available for sale. The nine-month period also included a settlement in connection with a vendor dispute.

Net interest expense.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2011	2010	Change	2011	2010	Change
Net interest expense	102	99	3%	301	287	5%

The increases in both periods reflected higher interest expense associated with debt securities which were refinanced in 2010 from floating to fixed interest rates.

Other finance (costs) income.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2011	2010	2011	2010
Other finance (costs) income	(35)	44	(19)	20

Other finance (costs) income included gains or losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements, commercial paper borrowings and gains or losses related to freestanding derivative instruments.

The nine months ended September 30, 2010 also included a loss of $62 million principally representing premiums paid for the early redemption of debt securities. See “Liquidity and Capital Resources - Financing activities” for additional information.

Tax expense.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2011	2010	2011	2010
Tax expense	145	33	371	143

Tax expense for the three and nine months ended September 30, 2011 and 2010 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. However, because the geographical mix of pre-tax profits and losses in interim periods may not be reflective of full year results, this distorts our interim period effective tax rate. The following items also affected tax expense in 2011:

•
In the third quarter of 2011, we concluded that certain tax losses that we had previously used to offset taxable income in a foreign subsidiary could not, in fact, be used by that subsidiary. We estimate that our inability to claim the losses will result in a $51 million liability for underpaid taxes, which we paid in October 2011. The liability relates to a legacy Reuters subsidiary, of which a significant portion arose in tax years prior to our acquisition of Reuters. We increased goodwill by $28 million to establish the pre-acquisition portion of the liability. Tax expense for the three-month period included a $13 million charge which is comprised of $23 million of expense representing the portion of the cash payment relating to the post acquisition period, offset by $10 million of benefit, relating to the recognition of deferred tax assets for carry forward losses and other tax attributes that will now be available for use in future periods;

•
The nine months ended September 30, 2011 included a $46 million tax benefit as a result of recognizing tax losses that arose in a prior year from the sale of an investment to Woodbridge. Because Woodbridge sold its interest in that investment to a third party in April 2011, the tax losses became available to us for use for tax purposes; and

•	The nine months ended September 30, 2011 included $123 million of tax expense related to the gain on the sale of our BARBRI legal education business.

Net earnings and earnings per share.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2011	2010	Change	2011	2010	Change
Net earnings	381	277	38%	1,210	708	71%
Diluted earnings per share	$0.44	$0.32	38%	$1.41	$0.82	72%

Net earnings and the related per share amounts increased in both periods due to higher operating profit from our Professional and Markets divisions, decreased integration programs expenses and favorable fair value adjustments, partially offset by higher tax expense. The nine months ended September 30, 2011 included gains from the sale of our BARBRI legal education business and Scandinavian legal, tax and accounting business and the related tax expense. The prior year nine-month period also reflected a loss in connection with our early redemption of debt securities.

Adjusted earnings and adjusted earnings per share from continuing operations. The following table presents our adjusted earnings calculation:

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2011	2010	Change	2011	2010	Change
Earnings attributable to common shareholders	369	268	38%	1,182	685	73%
Adjustments:
Operating profit from Other businesses	(48)	(39)		(149)	(146)
Fair value adjustments	(102)	102		(112)	75
Other operating losses (gains), net	17	(18)		(302)	15
Other finance costs (income)	35	(44)		19	(20)
Share of post-tax earnings in equity method investees	(4)	(3)		(11)	(6)
Tax on above	53	(9)		180	20
Interim period effective tax rate normalization	(15)	(11)		(10)	(22)
Discrete tax item (1)	13	-		(33)	-
Amortization of other identifiable intangible assets	152	138		446	399
Discontinued operations	-	(6)		(2)	-
Dividends declared on preference shares	-	(1)		(2)	(2)
Adjusted earnings from continuing operations	470	377	25%	1,206	998	21%
Adjusted earnings per share from continuing operations	$0.56	$0.45	24%	$1.44	$1.19	21%

 (1)   See “Tax expense”.

Adjusted earnings from continuing operations and the related per share amounts increased in both periods due to higher underlying operating profit and lower integration costs. Favorable foreign currency accounted for $0.02 and $0.06 of the increases in the three and nine-month periods, respectively.

SEGMENT RESULTS

A discussion of the operating results of each of our reportable segments follows. By definition, results from Other businesses are excluded from our reportable segments as they do not qualify as a component of our four reportable segments, nor as a separate reportable segment. We use segment operating profit to measure the performance of our reportable segments. Our definition of segment operating profit as reflected below may not be comparable to that of other companies. We define segment operating profit as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; and (iv) corporate-related items (including corporate expenses, integration programs expenses and fair value adjustments). We use this measure for our reportable segments because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our reportable segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues. As a supplemental measure of segment performance, we use EBITDA and the related margin.

Professional division

	Three months ended September 30,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	1,383	1,244	4%	6%	10%	1%	11%
EBITDA	499	447					12%
EBITDA margin	36.1%	35.9%					20	bp
Segment operating profit	384	343					12%
Segment operating profit margin	27.8%	27.6%					20	bp

bp = basis points.

	Nine months ended September 30,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	3,934	3,573	4%	5%	9%	1%	10%
EBITDA	1,345	1,227					10%
EBITDA margin	34.2%	34.3%					(10	)bp
Segment operating profit	1,008	923					9%
Segment operating profit margin	25.6%	25.8%					(20	)bp

bp = basis points.

Revenues increased on a constant currency basis in both the three and nine-month periods, reflecting growth from existing businesses in each segment and the benefit of acquisitions. The following chart illustrates the Professional division’s revenue growth trend.

Professional Division
Revenue Growth Rate
(% change before currency)

The Professional division’s accelerating revenue growth trend has been driven by three factors:

•
New product offerings, such as WestlawNext, which has been sold to over 29,000 customers since its launch in February 2010, representing 46% of Westlaw’s revenue base, and the ONESOURCE global tax workstation. Demand for WestlawNext has been offsetting a decline in core legal research, particularly in large law firms;

•	Improved conditions in various legal services markets, although the pace of market growth slowed in the third quarter of 2011; and

•	Acquisition and expansion into higher-growth geographic areas (such as Latin America) and adjacent customer segments, such as governance, risk and compliance and government tax automation.

o
The Professional division completed foundational acquisitions in Latin America. Our acquisitions of Mastersaf (in our Tax & Accounting segment) in May 2011 and Revista dos Tribunais (in our Legal segment) in May 2010 have provided entry into Brazil’s legal and tax and accounting markets. We have already introduced new electronic solutions such as Revista Online in Brazil and we expect to extend our tax platforms.

o
In governance, risk and compliance, the Professional division completed the acquisitions of Complinet in 2010 and World-Check in May 2011. Our July 2011 acquisition of Manatron provided entry into the government tax automation market.

We expect these trends to continue for the remainder of the year and into 2012.

EBITDA, segment operating profit and the related margins reflected the benefits of scale from higher revenues and savings from efficiency initiatives. Acquisition dilution and unfavorable revenue mix also impacted margins. Acquisitions negatively impacted the division’s segment operating profit margin by 110 basis points in both the three and nine-month periods of 2011 and the impact of depreciation and amortization from growth investments was more pronounced in the nine-month period. Margins in the nine-month period also reflected a slightly unfavorable impact from foreign currency.

Legal

	Three months ended September 30,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	896	825	2%	6%	8%	1%	9%
EBITDA	343	321					7%
EBITDA margin	38.3%	38.9%					(60	)bp
Segment operating profit	270	252					7%
Segment operating profit margin	30.1%	30.5%					(40	)bp

	Nine months ended September 30,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	2,527	2,295	3%	6%	9%	1%	10%
EBITDA	915	854					7%
EBITDA margin	36.2%	37.2%					(100	)bp
Segment operating profit	692	654					6%
Segment operating profit margin	27.4%	28.5%					(110	)bp

bp = basis points.

The Legal segment is organized around the following lines of business:

•	U.S. Law Firm Solutions - these include businesses such as Westlaw, FindLaw and Elite that sell products and services to large, medium and small law firms;

•
Corporate, Government & Academic and Risk & Compliance - these businesses serve general counsels/corporate legal departments, government customers and law schools as well as support the regulatory needs of our customers; and

•	Global Businesses - these are our legal businesses in Latin America, Asia and other countries outside of the United States.

Revenues increased on a constant currency basis in both the three and nine-month periods reflecting contributions from existing and acquired businesses. Recent acquisitions include World-Check, acquired in May 2011, and Revista dos Tribunais, Canada Law Book, Complinet, Pangea3 and Serengeti, all acquired in 2010.

For the three months ended September 30, 2011:

•	U.S. Law Firm Solutions revenues increased 3% (1% from existing businesses), led by a 17% increase in Business of Law (FindLaw and Elite), offset by a 3% decline in research-related revenues;

•	Corporate, Government & Academic and Risk & Compliance revenues increased 13% (3% from existing businesses) and included contributions from the recently acquired World-Check business; and

•	Global Businesses revenues increased 10% (4% from existing businesses), primarily due to acquisitions in Latin America and Canada.

For the nine months ended September 30, 2011, revenues from U.S. Law Firm Solutions, Corporate, Government & Academic and Risk & Compliance and Global Businesses revenues increased 3%, 14% and 17%, respectively.

EBITDA and segment operating profit increased in both the three and nine-month periods due to the benefits of scale from higher revenues and savings from efficiency initiatives. The related margins declined due to the dilutive effects from acquisitions, including a 100 basis points impact on segment operating profit margin in the three-month period. Unfavorable business mix also impacted margins in the three-month period and the effects of depreciation and amortization from growth investments were more pronounced in the nine-month period.

Tax & Accounting

	Three months ended September 30,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	272	226	6%	14%	20%	0%	20%
EBITDA	77	62					24%
EBITDA margin	28.3%	27.4%					90	bp
Segment operating profit	50	41					22%
Segment operating profit margin	18.4%	18.1%					30	bp

	Nine months ended September 30,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	780	696	5%	6%	11%	1%	12%
EBITDA	214	175					22%
EBITDA margin	27.4%	25.1%					230	bp
Segment operating profit	143	113					27%
Segment operating profit margin	18.3%	16.2%					210	bp

bp = basis points.

The Tax & Accounting segment is organized around the following lines of business:

•	Professional – these are integrated solutions for operations of small, medium and large accounting firms, including tax return preparation and filing;

•	Corporate – these are software and services for corporate tax departments, legal, bank and trust customers, including compliance and reporting solutions;

•
Government – these are software solutions for government and municipalities, adjacent markets we recently entered with our acquisition of Manatron, a provider of property tax and land registry solutions, in July 2011; and

•	Knowledge Solutions – these offerings provide expert guidance and research as well as education for tax and accounting professionals.

Revenues increased on a constant currency basis in both the three and nine-month periods reflecting contributions from existing and acquired business, including Mastersaf, a Brazilian provider of tax and accounting solutions, acquired in May 2011 and Manatron, described above.

For the three months ended September 30, 2011:

•	Professional tax business revenues increased 12% driven by electronic tax return filings;

•	Corporate revenues increased 7%, led by indirect tax and income tax offerings; and

•	Knowledge Solutions revenues increased 6%, led by Checkpoint.

For the nine months ended September 30, 2011, Professional, Corporate and Knowledge Solutions revenues increased 10%, 5% and 6%, respectively.

EBITDA, segment operating profit and the related margins increased in both the three and nine-month periods due to the benefits of scale from higher revenues and savings from efficiency initiatives. Segment operating profit margin in the three-month period also included a 110 basis point impact from acquisition dilution, primarily attributable to amortization of acquired software.

Intellectual Property & Science

	Three months ended September 30,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	215	193	8%	2%	10%	1%	11%
EBITDA	79	64					23%
EBITDA margin	36.7%	33.2%					350	bp
Segment operating profit	64	50					28%
Segment operating profit margin	29.8%	25.9%					390	bp

	Nine months ended September 30,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	627	582	4%	2%	6%	2%	8%
EBITDA	216	198					9%
EBITDA margin	34.4%	34.0%					40	bp
Segment operating profit	173	156					11%
Segment operating profit margin	27.6%	26.8%					80	bp

bp = basis points.

The Intellectual Property & Science segment is organized around the following lines of business:

•	Scientific & Scholarly Research (SSR) – these solutions support scholars and researchers and include offerings such as the Thomson Reuters Web of Knowledge database;

•
Life Sciences – these solutions provide content and analytics to pharmaceutical, biotechnology and other life sciences companies to improve research and development productivity and lower the cost and time of bringing a product to market; and

•
Intellectual Property Solutions (IP Solutions) – these solutions support business professionals and attorneys through the entire intellectual property lifecycle from ideation and maintenance to protection and commercialization.

Revenues increased on a constant currency basis in both the three and nine-month periods reflecting contributions from both existing and acquired businesses.

For the three months ended September 30, 2011:

•	SSR revenues increased 8% due to favorable timing from discrete backfile sales and contributions from Web of Knowledge subscriptions;

•	Life Sciences revenues increased 9% due to demand for biology and disease analytics products and contributions from our 2010 acquisition of GeneGo; and

•	IP Solutions revenues increased 12%, led by growth in IP Management Services.

For the nine months ended September 30, 2011, SSR, Life Sciences and IP Solutions revenues increased 4%, 12% and 6%, respectively.

EBITDA, segment operating profit and the related margins increased in the three-month period primarily due to higher revenues, including timing benefits from backfile sales. EBITDA and segment operating profit margins for the nine-month period are more representative of this segment’s full year performance.

Markets division

	Three months ended September 30,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Sales & Trading	936	886	-	2%	2%	4%	6%
Investment & Advisory	550	550	(3%)	-	(3%)	3%	0%
Enterprise	309	273	8%	-	8%	5%	13%
Media	83	79	-	-	-	5%	5%
Revenues	1,878	1,788	-	1%	1%	4%	5%

EBITDA	525	473					11%
EBITDA margin	28.0%	26.5%					150	bp
Segment operating profit	382	353					8%
Segment operating profit margin	20.3%	19.7%					60	bp

	Nine months ended September 30,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Sales & Trading	2,803	2,644	(1%)	3%	2%	4%	6%
Investment & Advisory	1,668	1,659	(2%)	-	(2%)	3%	1%
Enterprise	917	801	10%	-	10%	4%	14%
Media	249	238	-	-	-	5%	5%
Revenues	5,637	5,342	1%	1%	2%	4%	6%

EBITDA	1,528	1,375					11%
EBITDA margin	27.1%	25.7%					140	bp
Segment operating profit	1,100	983					12%
Segment operating profit margin	19.5%	18.4%					110	bp

bp = basis points.

Revenues increased on a constant currency basis in both the three and nine-month periods of 2011. Excluding recoveries revenues, which are low-margin fees, revenues increased 2% and 3% on a constant currency basis in the three and nine-month periods, respectively.

In 2011, revenue growth was led by Enterprise and Tradeweb. Enterprise benefited from demand for the Thomson Reuters Elektron data distribution platform. The increase in Tradeweb was driven by growth in its existing business as well as our change in ownership of Tradeweb, which we fully consolidate in our results since obtaining a controlling interest in that entity in the fourth quarter of 2010. These increases were partially offset by lower revenues from Investment Management and Exchange Traded Instruments.

By revenue type:

•
Subscription revenues, which comprised 77% of Markets revenues, were comparable year-over-year in the three month-period and increased 1% in the nine-month period. These results included the benefit of a price increase. The division continues to experience strong demand for Thomson Reuters Elektron, our low-latency data distribution platform and it continues to make progress with the rollout of Thomson Reuters Eikon, our next generation desktop platform. Thomson Reuters Eikon has been sold or migrated to over 32,000 desktops since its launch in September 2010 and Thomson Reuters Elektron currently has 14 hosting centers around the world.

•	Transaction revenues increased 15% and 12% in the three and nine-month periods, respectively, driven by our change in ownership of Tradeweb and higher transaction volumes;

•
Recoveries revenues (low-margin revenues that we collect and largely pass-through to a third party provider, such as stock exchange fees) declined 5% in both the three and nine-month periods, as exchanges continue to move clients to a direct bill model; and

•	Outright revenues, which represented a small portion of Markets revenues, declined 9% in the three-month period and increased 5% in the nine-month period.

By geographic area, revenues from Asia increased 2%, Europe, Middle East and Africa (EMEA) was unchanged and Americas increased 1% in the three-month period. Revenue growth was positive across these major geographic areas for the nine-month period.

The following provides additional information regarding the Markets division’s businesses, on a constant currency basis:

•
Sales & Trading revenues increased in the three-month period primarily from Tradeweb, driven by both an 11% increase in its existing business and the change in ownership of Tradeweb. Excluding recoveries revenues, which declined 9%, Sales & Trading revenues increased 4%. Treasury revenues increased 1%. Exchange Traded Instruments revenues decreased 6%, due to our decision to shut-down certain low-margin legacy products as part of our integration and the continued reduction of recoveries revenues.

•
Investment & Advisory revenues decreased in the three-month period as a 4% increase in Corporate-related revenues was more than offset by weak performance in Investment Management, which declined 8%. Revenues from Investment Banking were unchanged and revenues from Wealth Management declined slightly. Improving performance in Investment Management is a key objective of the reorganization of the Markets division announced earlier this year.

•
Enterprise revenues increased in the three-month period driven by continued demand for pricing and reference data, low-latency data feeds and hosting solutions powered by Thomson Reuters Elektron. Content revenues increased 16%. Revenues from Omgeo, our trade processing joint venture with The Depository Trade & Clearing Corporation, increased 12%, driven by higher equity volumes.

•
Media revenues were unchanged, as a 1% decline in the News Agency business offset a 5% increase in the consumer business. News Agency revenues were impacted by the planned shut-down of its studio business. The consumer business reflected an increase in advertising from the Americas region.

Markets overall revenue dynamics through the nine months ended September 30, 2011 were largely consistent with those in the third quarter of 2011.

EBITDA and segment operating profit increased in both the three and nine-month periods due to favorable currency and savings from integration and efficiency initiatives. In addition, segment operating profit reflected the impact of higher depreciation and amortization charges attributable to new products, such as Thomson Reuters Eikon, launched in September 2010.

Corporate expenses

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2011	2010	$ Change	2011	2010	$ Change
Corporate expenses	49	54	(5)	186	161	25

Corporate expenses were higher in the nine-month period due to higher technology and consulting costs as well as unfavorable foreign currency.

Other businesses

We provide information on the performance of Other businesses separately from our reportable segments, as these businesses are no longer fundamental to our strategy and will be sold or closed. The results in this category are not comparable from period to period, as the composition of businesses changes as businesses are identified for sale or closure. Further fluctuations are caused by the timing of the sales or closures.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2011	2010	2011	2010
Revenues	195	226	669	705
Operating profit	48	39	149	146

The more significant businesses included in this category for the periods presented were:

Business	Status	Former Segment	Description
BARBRI	Sold in the second quarter of 2011	Legal	A provider of bar exam preparatory workshops, courses, software, lectures and other tools in the U.S.
Healthcare	Held for sale	Healthcare & Science	A provider of data, analytics and performance benchmarking solutions and services to companies, government agencies and healthcare professionals
Trade and Risk Management	Binding offer	Markets	A provider of risk management solutions to financial institutions, including banks, broker-dealers and hedge funds

In September 2011, we accepted a binding offer for the sale of our Trade and Risk Management business. Upon completion of an employee information and consultation procedure, we intend to enter into a definitive sale and purchase agreement for the proposed transaction, which is expected to close by January 31, 2012. We expect to record a pre-tax gain on the sale.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2011, we had a strong liquidity position with:

•	Approximately $0.6 billion of cash on hand;

•	Access through August 2016 to an undrawn $2.0 billion syndicated credit facility;

•
The ability to access short-term and long-term funding in global markets, as evidenced by our active commercial paper program and the completion of our issuance of $350 million principal amount of 10-year notes in October 2011; and

•	No scheduled maturities of long-term debt until 2013.

Our business generates significant free cash flow attributable to our strong business model and diversified customer base. In 2011, we expect to increase free cash flow compared to 2010 as a period of heavy investment relating to the launch of new products and the Reuters integration program comes to an end. We believe that cash on hand, cash provided by our operations, our commercial paper program and available credit facility will be sufficient to fund our cash dividends, debt service, capital expenditures, acquisitions in the normal course of business and any opportunistic share repurchases. An additional source of liquidity is estimated net after-tax proceeds of approximately $2.0 billion from previously announced divestitures which have closed, or are expected to close, this year or in 2012.

FINANCIAL POSITION

Our total assets were $35.4 billion at September 30, 2011, relatively unchanged from $35.5 billion at December 31, 2010. Lower cash balances, divestitures and the effects of depreciation and amortization more than offset additions from newly acquired businesses and capital expenditures.

Net Debt

The following table presents information related to our net debt as of the dates indicated:

	As at
(millions of U.S. dollars)	September 30, 2011	December 31, 2010
Current indebtedness	1,083	645
Long-term indebtedness	6,754	6,873
Total debt	7,837	7,518
Swaps	(137)	(296)
Total debt after swaps	7,700	7,222
Remove fair value adjustments for hedges	(38)	(31)
Remove transaction costs and discounts included in the carrying value of debt	58	62
Less: cash and cash equivalents	(589)	(864)
Net debt	7,131	6,389

The increase in total debt after swaps largely reflected approximately $1.1 billion of commercial paper borrowings at September 30, 2011. Our commercial paper program provides efficient and flexible short-term funding to balance the timing of completed acquisitions, expected disposal proceeds and debt repayments. Net debt was further impacted by lower cash and cash equivalent balances. See “Cash Flow”.

In October 2011, we completed an issuance of $350 million principal amount of 3.95% notes due in 2021. The net proceeds from the issuance were used to repay commercial paper borrowings, thereby converting a portion of our current indebtedness into long-term borrowings. See “Subsequent Events”.

Total Equity

The following table shows the changes in our total equity:

(millions of U.S. dollars)
Balance at December 31, 2010	19,675
Net earnings	1,210
Share issuances	166
Share repurchases	(319)
Effect of share-based compensation plans on contributed surplus	(47)
Dividends declared on common shares	(777)
Dividends declared on preference shares	(2)
Change in foreign currency translation adjustment	8
Net actuarial losses on defined benefit pension plans, net of tax	(167)
Distributions to non-controlling interests	(32)
Balance at September 30, 2011	19,715

Additional Information on Liquidity

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. At September 30, 2011, the average maturity for our long-term debt was approximately eight years with an average interest rate (after swaps) under 6%.

At September 30, 2011, the carrying amounts (excluding balances held for sale) of our total current liabilities exceeded the carrying amounts of our total current assets principally because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating expenses.

We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements.

Guarantees

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our syndicated credit facility agreement. Under our credit agreement, we must maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at September 30, 2011.

RATINGS OF DEBT SECURITIES

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management's discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	A-1 (low)	R-1 (low)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

There have been no changes in our credit ratings since March 1, 2011, the date of our 2010 annual management’s discussion and analysis, and we are not aware of any changes being contemplated by these rating agencies.

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

CASH FLOW

Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper program, our credit facility and the issuance of public debt. We also expect proceeds from divestitures to be a source of liquidity in 2011 and 2012. Our principal uses of cash have been for debt servicing costs, debt repayments, dividend payments, capital expenditures and acquisitions. Additionally, we have recently used cash to repurchase outstanding shares in open market transactions.

Summary of Statement of Cash Flow

The following table presents summary cash flow information for the periods presented:

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2011	2010	Change	2011	2010	Change
Cash provided by operating activities (1)	576	476	100	1,655	1,669	(14)
Cash used in investing activities (1)	(597)	(348)	(249)	(1,278)	(1,363)	85
Cash (used in) provided by financing activities	(93)	505	(598)	(647)	(254)	(393)
Translation adjustments on cash and cash equivalents	(10)	17	(27)	(5)	(5)	-
(Decrease) increase in cash and cash equivalents	(124)	650	(774)	(275)	47	(322)
Cash and cash equivalents at beginning of period	713	508	205	864	1,111	(247)
Cash and cash equivalents at end of period	589	1,158	(569)	589	1,158	(569)

(1)
In the second quarter of 2011, we revised certain prior-period amounts in the consolidated statement of cash flow. Specifically, capital expenditures include only cash payments, whereas prior to the revision they, also included accruals relating to capital expenditures. The revision had no impact on prior-periods’ increase or decrease in cash and cash equivalents, financial position or results of operations. See note 1 of our interim financial statements for the three and nine months ended September 30, 2011 for additional information.

Key highlights:

•	$0.9 billion of free cash flow generated in the nine months ended September 30, 2011;

•	$1.0 billion returned to shareholders through dividends and share repurchases in 2011;

•	$1.1 billion re-invested through acquisitions this year, redeploying $0.5 billion in proceeds realized from the disposal of non-core businesses; and

•	$1.1 billion in outstanding commercial paper at September 30, 2011, providing efficient short-term funding as we pursue acquisitions, divestitures and refinance long-term debt.

Operating activities. Cash provided by operating activities increased in the three-month period reflecting higher EBITDA. The decrease in the nine-month period was due to an unfavorable change in working capital, which provided a timing benefit in the fourth quarter of 2010 as well as higher tax payments, more than offsetting higher EBITDA. Lower integration programs costs contributed to higher EBITDA in both 2011 periods.

Investing activities. Cash used in investing activities increased in the three-month period due to higher spending on acquisitions. For the nine-month period, cash used in investing activities decreased as higher proceeds from the disposal of businesses more than offset higher spending on acquisitions.

Our investing activity included the following:

•	Acquisition spending directed at broadening our product and service offerings in higher growth market segments and executing our globalization strategy, particularly in rapidly developing economies.

The following provides a brief description of certain acquisitions completed during the periods presented:

Date	Company	Acquiring segment	Description
July 2011	Manatron	Tax & Accounting	A provider of property tax automation and land registry software for governments and municipalities
May 2011	Mastersaf	Tax & Accounting	A Brazilian provider of tax and accounting solutions
May 2011	World-Check	Legal	A provider of financial crime and corruption prevention information
August 2010	Canada Law Book	Legal	A leading Canadian legal publisher
June 2010	Complinet	Legal	A provider of global compliance information solutions for financial services institutions and their advisors
June 2010	Point Carbon	Markets	A provider of essential trading analytics, news and content for the energy and environmental markets
May 2010	Revista dos Tribunais	Legal	A Brazilian legal publisher

•	$0.5 billion in proceeds realized from the disposal of our BARBRI legal education business and Scandinavian legal, tax and accounting business in the nine months ended September 30, 2011; and

•
Capital expenditures of $218 million (2010: $259 million) and $759 million (2010: $817 million) in the three and nine months ended September 30, 2011, respectively, were modestly lower than the prior year periods (1). Within our Markets division, we continued to invest in Thomson Reuters Eikon, with future releases targeted to our buy-side customers, as well as expansion of Thomson Reuters Elektron. Within our Professional division, we focused incremental investment on acquisition integration, partially offsetting lower spending in product platforms as a result of having launched key products such as WestlawNext in 2010. We also continued to invest in infrastructure technology to drive efficiencies across our businesses.

(1)
Capital expenditures including accrued amounts were $258 million and $720 million for the three and nine months ended September 30, 2010, respectively. The amounts reported on our consolidated statement of cash flow are different due to the timing of cash payments for capital expenditures.

Financing activities. Cash used in financing activities increased in the three and nine-month periods due to share repurchases and lower net inflows from short and long-term borrowings.

Our debt-related activity included the following:

Date	Transaction	Principal Amount (in millions)
Notes issued
March 2010	5.85% notes due 2040	US$500
September 2010	4.35% notes due 2020	C$750
Notes repaid
July 2011	5.25% notes due 2011	C$600
March/April 2010	6.20% notes due 2012 (1)	US$700

(1)	These notes were redeemed prior to their scheduled maturity.

•	The notes that matured in July 2011 were repaid for $593 million (after swaps). The repayment was funded with commercial paper and other available resources.

•	The early redemption of notes in March/April 2010 was funded with the net proceeds from notes issued in March 2010 and available cash resources.

•
The Canadian dollar-denominated notes issued in September 2010 were converted to $731 million principal amount at an interest rate of 3.91% using fixed-to-fixed cross-currency swap agreements. These swaps were designated as cash flow hedges. The net proceeds from this issuance and available cash resources were used to repay €500 million principal amount of 4.625% notes that matured in November 2010 for $762 million (after swaps).

In addition, we had net borrowings of approximately $1.1 billion under our commercial paper program in the three and nine months ended September 30, 2011. We repaid approximately $350 million of this amount in October 2011. See “Subsequent Events”.

The following table sets forth dividend information for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2011	2010	2011	2010
Dividends declared	259	241	777	724
Dividends reinvested	(12)	(9)	(65)	(29)
Dividends paid	247	232	712	695

In February 2011, our dividend increased $0.08 per share on an annualized basis to $1.24 per common share. For the nine months ended September 30, 2011, the increase in dividends reinvested in shares reflected higher reinvestment by Woodbridge in the first quarter of 2011.

We repurchased 10,530,900 of our common shares for $319 million during the third quarter of 2011. See “Share repurchases”.

Free cash flow and underlying free cash flow. The following table sets forth calculations of our free cash flow and underlying free cash flow for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2011	2010	2011	2010
Net cash provided by operating activities (1)	576	476	1,655	1,669
Capital expenditures, less proceeds from disposals (1)	(218)	(259)	(759)	(817)
Other investing activities	2	(1)	39	2
Dividends paid on preference shares	-	(1)	(2)	(2)
Free cash flow (1)	360	215	933	852
Integration programs costs (2)	58	100	198	321
Underlying free cash flow (1)	418	315	1,131	1,173

(1)
There was no impact on free cash flow or underlying free cash flow as a result of the revision of prior period amounts for “Net cash provided by operating activities” and “Capital expenditures, less proceeds from disposals”. See “Summary of Statement of Cash Flow”.

(2)	Free cash flow includes one-time cash costs associated with our integration programs. We remove these costs to derive our underlying free cash flow.

Free cash flow and underlying free cash flow increased in the three-month period reflecting higher EBITDA and lower capital expenditures. These factors also contributed to improvements in the nine-month period. However, higher tax payments and unfavorable working capital movements resulted in lower underlying free cash flow in the nine-month period. Free cash flow was also aided by lower integration programs costs in both 2011 periods.

Credit facility and commercial paper program. In August 2011, we entered into a new $2.0 billion, five-year unsecured syndicated credit facility agreement which replaced a credit agreement that we signed in 2007. The new credit agreement is substantially similar to the 2007 agreement. We plan to utilize the facility from time to time to provide liquidity in connection with our commercial paper program and for general corporate purposes.

The new agreement expires in August 2016. However, we may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $2.5 billion. As of September 30, 2011, we had no borrowings under the credit facility.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 90 basis points. If our long-term debt rating were downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. The financial covenant related to this facility is described in the “Financial Position” subsection above. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital management strategy. In May 2011, we renewed our normal course issuer bid (NCIB) for an additional 12-month period. Under the NCIB, we may repurchase up to 15 million common shares (representing less than 2% of the total outstanding shares) in open market transactions on the TSX or the NYSE between May 13, 2011 and May 12, 2012.

During the three and nine months ended September 30, 2011, we repurchased 10,530,900 of our common shares for $319 million. The average price per share was $30.34. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

Debt shelf prospectus. We have issued $0.35 billion principal amount of debt securities under our existing debt shelf prospectus, which expires in May 2013. Additional debt securities of $2.65 billion may be issued under the prospectus.

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2010 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations outside the ordinary course of business during the three months ended September 30, 2011.

CONTINGENCIES

Lawsuits and Legal Claims

In November 2009, the European Commission initiated an investigation relating to our use of our company’s Reuters Instrument Codes (RIC symbols). RIC symbols help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities). We are fully cooperating with the investigation. We do not believe that we have engaged in any anti-competitive activity related to RIC symbols.

In addition to the matter described above, we have engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against us, including the matter described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of the reporting period. The IRS has challenged certain positions taken on our tax returns for the years 2006 and 2007. It is possible that at some future date, liabilities in excess of our provisions could result from audits by, or litigation with, the IRS or other relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on our financial condition taken as a whole.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

We recently reaffirmed our business outlook for 2011 that was first communicated in February.

The following table sets forth our current 2011 outlook, the material assumptions related to our outlook and the material risk factors that may cause actual performance to differ materially from our current expectations.

Our 2011 outlook excludes businesses which have been or are expected to be exited through sale or closure, as well as the impact of changes in foreign currency exchange rates.

2011 Outlook	Material assumptions	Material risk factors
Revenues expected to grow mid-single digits
●     New products gain momentum, driving positive net sales and our markets continue to recover

●     Positive global GDP growth, led by rapidly developing economies

●     Continued increase in the number of professionals around the world and their demand for high quality information and services

●     Successful execution of ongoing product release programs, globalization strategy and other growth initiatives

●      Uneven economic recovery across the markets we serve may result in reduced spending levels by our customers

●     Demand for our products and services could be reduced by changes in customer buying patterns, competitive pressures or service or product issues

●     Implementation of regulatory reform, including Dodd-Frank legislation and similar financial services laws around the world, may limit business opportunities for our customers, lowering their demand for our products and services

●     As government stimulus programs unwind, global economic recovery slows or reverts to recession

Adjusted EBITDA margin expected to increase by at least 300 basis points
●     Revenues expected to grow mid-single digits in 2011

●     Business mix within our Professional division continues to shift to an increasing percentage of software and solutions which have lower initial margins compared to print and non-subscription based businesses

Revenues from higher-margin print and non-subscription-based businesses remain comparable to 2010 levels

●     Integration programs completed at an in-period cost of $200 million

●     Realization of expected benefits and savings from our integration program and efficiency initiatives

●     See risk factors above related to revenue outlook

●     Revenues from higher margin print and non-subscription based businesses may be lower than expected

●     The costs of required investments exceed expectations or actual returns are below expectations

●     See the risk factors below related to integration program savings

Underlying operating profit margin expected to increase by at least 100 basis points
●     Adjusted EBITDA margin to increase by at least 300 basis points in 2011

●     The expected underlying operating profit margin increase reflects the absorbing of an anticipated 70 basis point impact from higher depreciation and amortization related to prior years’ investments in recently launched products

●     See risk factors above related to Adjusted EBITDA margin

●     2011 capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization of computer software charges

Outlook	Material assumptions	Material risk factors
Free cash flow expected to increase 20% to 25%
●     Revenues expected to grow mid-single digits in 2011

●     Adjusted EBITDA margin to increase by at least 300 basis points in 2011

●     Capital expenditures decline as a percentage of revenues to between 7.5% to 8.0% of revenues in 2011
● See risk factors above related to revenue outlook and adjusted EBITDA margin ● Higher capital expenditures than currently expected
Achieve integration program run-rate savings of $1.7 billion at an in-period cost of approximately $200 million	● We will have the ability to execute our integration plan as currently anticipated	● Benefits may not be achieved to the extent, or within the time period, currently expected ● The timing and amount of costs incurred in 2011 may vary from current expectations

Additionally, in 2011, we expect that: our depreciation and amortization of computer software will represent 8% to 8.5% of revenues; interest expense to be $400 to $425 million, assuming no significant change in our level of indebtedness; Core corporate expenses increase to approximately $290 million, reflecting higher healthcare costs; and our effective tax rate (as a percentage of post-amortization earnings) to be in a range of 20% to 22%, assuming no changes in current tax laws or treaties to which we are subject.

RELATED PARTY TRANSACTIONS

As of October 31, 2011, Woodbridge beneficially owned approximately 55% of our shares.

TRANSACTIONS WITH WOODBRIDGE

From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of our product and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In September 2011, our board of directors approved the sale of two Canadian wholly owned subsidiaries to a company affiliated with Woodbridge for approximately $50 million. The subsidiaries had no business operations, but had accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in the financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. In connection with this transaction, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion that the sale price was not less than the fair market value of the losses and represented a reasonable negotiated price between us and the purchaser. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings. We expect the transaction will close in the fourth quarter of 2011. As a result, we expect to record a gain of $50 million within “Other operating gains (losses), net” in the consolidated income statement for the year ended December 31, 2011.

In the normal course of business, certain of our subsidiaries charge a Woodbridge owned company fees for various administrative services. The total amount charged to Woodbridge for these services in 2010 was approximately $126,000.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. Premiums relating to 2010 were $67,000, which would approximate the premium charged by a third party insurer for such coverage.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, we replaced this agreement with a conventional insurance agreement. We are entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURES

From time to time, we enter into transactions in connection with our investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

We and The Depository Trust & Clearing Corporation (DTCC) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays us for use of a facility and technology and other services which were valued at approximately $7 million for the nine months ended September 30, 2011.

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services, which were valued at approximately $1 million for the nine months ended September 30, 2011.

In connection with the 2008 acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as our corporate headquarters. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. Our costs under this lease arrangement for rent, taxes and other expenses were approximately $28 million for the nine months ended September 30, 2011.

OTHER TRANSACTIONS

In February 2010, we acquired Super Lawyers from an entity controlled by Vance Opperman, one of our directors, for approximately $15 million. The acquisition helped expand FindLaw’s product offerings. Mr. Opperman’s son was the CEO of the acquired business and agreed to stay on with the business through a transition period which concluded in the third quarter of 2010. Our board of directors reviewed and approved the transaction. Mr. Opperman refrained from deliberating and voting on the matter.

In October 2010, we acquired Serengeti, a provider of electronic billing and matter management systems for corporate legal departments. As a result of a prior investment in a venture lending firm, Peter Thomson, one of our directors, may have the right to receive 10% of the purchase consideration paid by our company. Mr. Thomson did not participate in negotiations related to the acquisition of Serengeti and refrained from deliberating and voting on the acquisition.

SUBSEQUENT EVENTS

ISSUANCE OF DEBT SECURITIES

In October 2011, we completed an issuance of $350 million principal amount of 3.95% notes due 2021. The net proceeds from these notes were used to repay commercial paper borrowings that had financed the repayment of notes that matured in July 2011.

CHANGES IN ACCOUNTING POLICIES

Please refer to the “Changes in Accounting Policies” section of our 2010 annual management’s discussion and analysis, which is contained in our 2010 annual report, as well as note 2 of our interim financial statements for the nine months ended September 30, 2011, for information regarding changes in accounting policies.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2010 annual management’s discussion and analysis, which is contained in our 2010 annual report, for additional information. Since the date of our 2010 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

ADDITIONAL INFORMATION

DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In 2011, we expect to complete the integration program we commenced in 2008 as a result of the Reuters acquisition. In addition, a phased implementation of order-to-cash (OTC) applications and related workflow processes is currently in progress in our Markets division. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We continue to modify the design and documentation of the related internal control processes and procedures as the regional phased implementation progresses through 2012.

Except as described above, there was no change in our internal control over financial reporting during the last fiscal quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SHARE CAPITAL

As of October 31, 2011, we had outstanding 827,532,854 common shares, 6,000,000 Series II preference shares, 12,559,747 stock options and a total of 6,863,515 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

PUBLIC SECURITIES FILINGS AND REGULATORY ANNOUNCEMENTS

You may access other information about our company, including our 2010 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this management’s discussion and analysis, including, but not limited to statements in the ”Outlook” section are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook“ section above. Additional factors are discussed in the “Risk Factors” section of our 2010 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2011. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

APPENDIX A

NON-IFRS FINANCIAL MEASURES

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Revenues from ongoing businesses	Revenues from reportable segments less eliminations.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Revenues
Revenues at constant currency (before currency or revenues excluding the effects of foreign currency)
Revenues applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency revenues using the same foreign currency exchange rate.

Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We manage our operating segments on a constant currency basis, and we manage currency exchange risk at the corporate level.
Revenues
Underlying operating profit and underlying operating profit margin	Operating profit from reportable segments and corporate expenses. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a basis to evaluate operating profitability and performance trends, excluding the impact of items which distort the performance of our operations.	Operating profit
Adjusted EBITDA and adjusted EBITDA margin
Underlying operating profit excluding the related depreciation and amortization of computer software, but including integration programs expenses. The related margin is expressed as a percentage of revenues from ongoing businesses.
		Provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.	Earnings from continuing operations

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted earnings per share from continuing operations
Earnings attributable to common shareholders and per share excluding the pre-tax impacts of amortization of other identifiable intangible assets and the post-tax impacts of fair value adjustments, other operating gains and losses, impairment charges, the results of Other businesses, other net finance costs or income, our share of post-tax earnings or losses in equity method investees, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares. This measure is calculated using diluted weighted average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to adjusted pre-tax earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.

Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate within an interim period, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.
Earnings attributable to common shareholders and earnings per share attributable to common shareholders

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Net debt
Total indebtedness, including the associated fair value of hedging instruments (swaps) on our debt, but excluding unamortized transaction costs and premiums or discounts associated with our debt, less cash and cash equivalents.

Provides a measure of indebtedness in excess of the current cash available to pay down debt.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider certain components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt.
Total debt (current indebtedness plus long-term indebtedness)
Free cash flow	Net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Underlying free cash flow	Free cash flow excluding one-time cash costs associated with integration programs.
Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding certain unusual items.
Net cash provided by operating activities

APPENDIX B

RECONCILIATION OF EARNINGS FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA

The following schedule provides a reconciliation of earnings from continuing operations, which is the most directly comparable IFRS measure, to adjusted EBITDA, for the periods presented. See Appendix A for additional information.

	Three months ended September 30,				Nine months ended September 30,
(millions of U.S. dollars)	2011	2010	Change		2011	2010	Change
Earnings from continuing operations	381	271	41%		1,208	708	71%
Adjustments:
Tax expense	145	33			371	143
Other finance cost (income), net	35	(44)			19	(20)
Net interest expense	102	99			301	287
Amortization of other identifiable intangible assets	152	138			446	399
Amortization of computer software	155	143			481	417
Depreciation	107	104			324	347
EBITDA	1,077	744	45%		3,150	2,281	38%
Adjustments:
Share of post tax earnings in equity method investees	(4)	(3)			(11)	(6)
Other operating losses (gains), net	17	(18)			(302)	15
Fair value adjustments	(102)	102			(112)	75
EBITDA from Other businesses (1)	(48)	(58)			(177)	(198)
Adjusted EBITDA	940	767	23%		2,548	2,167	18%
Adjusted EBITDA margin	28.9%	25.3%	360	bp	26.6%	24.3%	230	bp
bp = basis points

RECONCILIATION OF UNDERLYING OPERATING PROFIT TO ADJUSTED EBITDA BY DIVISION AND BUSINESS SEGMENT

	Three months ended September 30, 2011			Three months ended September 30, 2010
	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Legal	270	73	343	252	69	321
Tax & Accounting	50	27	77	41	21	62
Intellectual Property & Science	64	15	79	50	14	64
Professional division	384	115	499	343	104	447
Markets division	382	143	525	353	120	473
Corporate expenses	(49)	4	(45)	(54)	4	(50)
Integration programs expenses	na	na	(39)	na	na	(103)
Total	717	262	940	642	228	767
 na = not applicable
** excludes Other businesses (1)

RECONCILIATION OF UNDERLYING OPERATING PROFIT TO ADJUSTED EBITDA BY DIVISION AND BUSINESS SEGMENT (CONTINUED)

	Nine months ended September 30, 2011			Nine months ended September 30, 2010
	Underlying operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Legal	692	223	915	654	200	854
Tax & Accounting	143	71	214	113	62	175
Intellectual Property & Science	173	43	216	156	42	198
Professional division	1,008	337	1,345	923	304	1,227
Markets division	1,100	428	1,528	983	392	1,375
Corporate expenses	(186)	12	(174)	(161)	16	(145)
Integration programs expenses	na	na	(151)	na	na	(290)
Total	1,922	777	2,548	1,745	712	2,167
na = not applicable
** excludes Other businesses (1)
___________________________________________
(1)
Other businesses are businesses that have been or are expected to be exited through sale or closure. The more significant businesses in this category include: BARBRI (legal education provider, sold in the second quarter 2011); Enterprise Risk (risk management solutions provider to financial institutions); and Healthcare (data, analytics and performance benchmarking solutions provider).

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2011	2010	2011	2010
Revenues	195	226	669	705

Operating profit	48	39	149	146
Depreciation and amortization of computer software	-	19	28	52
EBITDA	48	58	177	198

APPENDIX C

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2011	2010	2011	2010	2011	2010	2010	2009
Revenues	3,330	3,140	3,447	3,216	3,453	3,256	3,458	3,357
Operating profit	396	321	833	435	659	356	307	346
Earnings from continuing operations	255	134	572	303	381	271	225	176
Earnings (loss) from discontinued operations, net of tax	2	-	-	(6)	-	6	-	6
Net earnings	257	134	572	297	381	277	225	182
Earnings attributable to common shares	250	127	563	290	369	268	224	177

Dividends declared on preference shares	(1)	(1)	(1)	-	-	(1)	(1)	-

Basic earnings per share
From continuing operations	$0.30	$0.15	$0.67	$0.36	$0.44	$0.31	$0.27	$0.21
From discontinued operations	-	-	-	(0.01)	-	0.01	-	-
	$0.30	$0.15	$0.67	$0.35	$0.44	$0.32	$0.27	$0.21
Diluted earnings per share
From continuing operations	$0.30	$0.15	$0.67	$0.36	$0.44	$0.31	$0.27	$0.21
From discontinued operations	-	-	-	(0.01)	-	0.01	-	-
	$0.30	$0.15	$0.67	$0.35	$0.44	$0.32	$0.27	$0.21

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs, excluding integration programs expenses, are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

Results for all periods presented reflect both the expenses and savings benefits of the integration programs we commenced in 2008 related to the Reuters acquisition and which we expect to complete by the end of this year.

Revenue growth continued to accelerate through the first nine-months of 2011, benefiting from investment in new products and acquisitions and improved legal services markets. Revenues also benefited from favorable foreign currency. The second quarter of 2011 included approximately $400 million in gains in operating profit from the disposal of certain non-core businesses. We expect to record total charges of approximately $85 million in 2011 relating to the termination of a vendor agreement; $69 million in charges were included in the second quarter of 2011. Integration programs expenses have declined through 2011 as this program begins to wind down.

Significant acceleration in our revenue trends began in the latter part of 2010 as the impacts from negative net sales in 2009 on our subscription revenues lessened and as we benefited from positive net sales throughout 2010, with a return to year-over-year revenue growth (before currency) in the third quarter of 2010. High-margin, non-subscription and print-related revenues declined in our Professional division through most of 2010. However, print attrition stabilized and higher transaction levels were experienced in selected areas in both our Professional and Markets divisions as economic recovery continued. The return to revenue growth in the latter half of 2010 contributed to higher operating profit. However, continued investment in new product launches and the dilutive impacts of several acquisitions, particularly in our Legal segment, held back near term operating profit growth. Net earnings were also affected by a $62 million loss associated with our early redemption of debt securities in the first quarter of 2010.

In the fourth quarter of 2009, our results were adversely affected by the global economic recession including a change in the mix of revenues, as higher-margin print-based and non-subscription revenues decreased, while other lower-margin but higher growth businesses expanded.